EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Three months ended March 31, 2007
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$42,550
Add: Interest expense	27,146
Depreciation expense on cap’d interest	1,241
Amortization of deferred financing costs	1,010

Earnings before fixed charges	$71,947

Fixed charges:
Interest expense	$27,146
Amortization of deferred financing charges	1,010
Capitalized interest	11,385

Fixed charges	39,541

Preferred share distributions	—
Preferred unit distributions	3,854

Combined fixed charges	$43,395

Ratio of earnings to fixed charges	1.82

Ratio of earnings to combined fixed charges	1.66